Marilyn Exposed

A Murder Mystery Musical

Marilyn Exposed



"Marilyn Exposed" is an original musical that explores the truth about the life and death of one of the most sensational movie stars of the 20th Century.

During her life, Marilyn Monroe was an icon. An actress, model, singer; she became one of the most popular sex symbols of all time.

Only she died abruptly and mysteriously.

In recent years, new questions have come up around Marilyn Monroe's unexpected death. Was it suicide? An accident? Murder?

This show presents all new information about the "Blonde Bombshell;" how she was more than just a face, and how her too soon demise is nothing to be swept under the rug.

The Story

Police Sergeant Jack Clemmons responds to the call and finds the dead body of actress-superstar Marilyn Monroe. He suspects foul play so he decides to investigate and finds there are many suspects.

He tracks down and cross examines: the photographer who drugged her, the husband who beat her, the acting teacher who was her sole heir, a woman who claimed to be having an affair with her.

He discovers the FBI bugged her house and learns she was sleeping with her psychiatrist. He finds photos of her at a kinky party, was someone blackmailing her? It is up to Sergeant Clemmons to get to the bottom and discover the truth.





MARILYN EXPOSED



Music and Themes



This musical has its own music, 13 songs written by Broadway composer/lyricists Beth Lawrence and Norman Thalheimer.

By having original music, we are able to explore and reveal deeper truths surrounding her fame and personal life.

By opening with “We Are Destiny” and closing with “One Candle in the Night”, the show has a philosophical framework inspired by Greek tragedy with eternal themes of destiny, free will, redemption, and injustice.

This is not just another tribute musical. This is a musical that goes to the heart of Marilyn Monroe and shatters the myths surrounding her life.




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Workshop Reviews

In six Workshop Productions and Showcases of the Play in New York, the response has been great from both audiences and reviewers alike:

"This is the best Marilyn Monroe musical I've ever seen."
--Music Theatre Radio

"The music is an eclectic mix of jazz, pop and Broadway."
--Music Score Review

"The show's original song "One Candle in the Night" is a clear homage to Elton John's "Candle in the Wind" which he wrote for Marilyn after her death. And the song "The Smartest Girl in the Room" is a spot-on homage to "Diamonds Are a Girl's Best Friend" with equally good dancing but with six women in tuxedos."
--Los Angeles Times Music Critic

"When ex-Yankee Joe DiMaggio sang the song "I'll Send You Roses" at the dramatic moment of Marilyn's funeral, the audience was in tears."
-- Sports blogger

Why Invest

OPENING SOON in New York at a top Off-Broadway theatre produced by leading Off-Broadway producers who have done two raises on StartEngine for two other successful Off-Broadway musicals.

NEW INFORMATION HAS EMERGED in recent years about Marlyn Monroe. Was her death suicide? Accidental? Intentional? There are now eyewitnesses who have come forward, some on their deathbeds, to clear their consciences. This show presents all the new information about her.

HIGHLY ENTERTAINING, the show celebrates the life of Marilyn Monroe with dance numbers and our own songs from Broadway composers, no licensed songs.

ORIGINAL and FUN for all adults, with scenes about Marilyn Monroe that no one has seen before. Like the first ever lesbian love duet in a musical.

AWARD-WINNING PRODUCER John Lant has produced 16 Off-Broadway musicals and over 100 theatre productions.

MUSIC BY BROADWAY COMPOSER - LYRICISTS Beth Lawrence and Norman Thalheimer.

AWARD-WINNING PLAYWRIGHT Cornell Christianson is a writer of successful Off-Broadway musicals and won a First Prize Award at Comic-Con.

Why Audiences Will Tune In

THIS IS A MOVEMENT to bring to justice what really happened to Marilyn Monroe. A petition signed by thousands calls for re-opening the case and exhuming her body. There was never a proper autopsy and new crime technology could reveal what really happened. Are there cracks in her ribs as reported by an ambulance driver? Was there a needle forced into her heart the night she died as witnesses claim that cracked her ribs?

MARILYN IS THE ICONIC BOMBSHELL Every woman desires her power; every man desires her affection and charms. Until now, her story has remained shrouded in secrecy. With “Marilyn Exposed”, we offer a gritty glimpse into the reality of Marilyn’s trials and tribulations, seen as never before. Far from shying away from the more indecorous details of the past, we delve into domestic violence, lesbian desire, and even feature nudity. It was Ken Davenport who said in his blog that “sex sells” and why don’t more New York shows have sex in them. Well, this one does.

WE PRESENT THE REAL MARILYN the strong intelligent feminist trailblazer in an industry that fought hard to keep her in a box. She spoke up against sexual harassment and the casting couch, demanded equal pay and artistic freedom and changed the landscape for women in the entertainment industry.

John Lant
Lead Producer
John Lant is a leading Off-Broadway producer having produced 16 shows Off-Broadway and over 100 theatrical productions including the long-running musicals "Frankenstein: The Musical", "It Came From Beyond", "Wicked City Blues" and "Fabulous". He was the Production Manager at Carnegie Hall running its three theatres and overseeing over 850 events there. He has been Artistic Director for the acclaimed Write Act Repertory Company producing numerous plays. He has worked on national tours of musicals including “Phantom of the Opera”, “Evita”, “Singin' in the Rain”, “One Mo' Time”, “Gypsy” and “The Three Musketeers” as well as tours of Bruce Springsteen, Madonna, and The Beach Boys. An award-winning producer, director, writer, lighting / set designer, John has won DramaLogue Awards, Diamond Awards, NAACP Awards, LA Weekly Awards and a television Emmy Award.

Cornell Christianson
Writer – Producer
Cornell Christianson wrote and produced the award-winning 1950s sci-fi musical "It Came From Beyond" which ran 15 months Off-Broadway and the award-winning 1940s film noir musical "Wicked City Blues" which ran 9 months Off-Broadway. Both were shut down by the pandemic and will reopen soon Off-Broadway. He was a writer-producer at Paramount Pictures and Twentieth Century Fox where he produced the award-winning television series “The Paper Chase” starring John Houseman. He took First Prize at Comic-Con as producer-writer of the horror short film “Repossessed” starring JoBeth Williams which took First Prize at six other film festivals including a Mania Award presented by Wes Craven. He wrote or produced over 100 television commercials and industrial films. He started in music, producing 26 rock concerts including The Grateful Dead, James Brown and Alice Cooper. He has an MBA from UCLA Anderson School of Business.


JOHN LANT and CORNELL CHRISTIANSON
present
"Thoroughly Entertaining" -- The Los Angeles Times
CAN THE EARTH SURVIVE THE TERROR FROM ANOTHER WORLD!
15¢
JOHN LANT and CORNELL CHRISTIANSON
present
"Thoroughly Entertaining" -- The Los Angeles Times
CAN THE EARTH SURVIVE THE TERROR FROM ANOTHER WORLD!
CAME FROM BEYOND
Weekly

Norman Thalheimer
Composer - Lyricist
Norman Thalheimer is a Broadway composer-lyricist who co-wrote “Marilyn: An American Fable” at the Nederlander’s Minskoff Theater starring Scott Bakula and Alyson Reed. He co-wrote the music and lyrics for the 1950s Sci-Fi musical "It Came From Beyond" which ran for 15 months Off-Broadway after being nominated for 6 Los Angeles Stage Alliance Ovation Awards including Best Musical and Best Writing of a Musical. He wrote the book, music and lyrics for the 1940s film noir musical “Wicked City Blues” which ran for 9 months Off-Broadway after being named Ten Best Plays of the Year in Utah. As a jazz pianist, he has performed in London, New York and Los Angeles. Norman studied under Lehman Engel at the BMI Musical Theatre Workshop. He is a graduate of the School of Visual and Performing Arts at Syracuse University.

Beth Lawrence
Composer - Lyricist
Beth Lawrence is a Broadway composer-lyricist who co-wrote “Marilyn: An American Fable” at the Nederlander’s Minskoff Theater starring Scott Bakula and Alyson Reed who was nominated for a Drama Desk Award for Best Actress in a Musical. As a professional singer, she has performed on stages throughout the world and won awards from Billboard Magazine, Los Angeles Jazz Scene Magazine, The American Song Festival and Parent's Magazine. She has composed music and lyrics for film, stage, Las Vegas, Jerry Lewis telethons, the Olympics and over a dozen CDs. She has taught many students how to sing “easily and joyfully” based on the natural, healthy Bel Canto singing technique and through her book sold on Amazon.

CB Murray
Director - Choreographer

CB Murray directed and choreographed the 1940s film noir musical "Wicked City Blues" which ran 9 months Off-Broadway before being shut-down by the pandemic, re-opening soon. As a dancer, he appeared on Broadway in Michael Bennett's original company of "Dreamgirls" and again in "Honky Tonk Nights". He is the director-writer of the musical "Children of God" which received six nominations from the Midtown International Theatre Festival. He is the director-writer of the musical "Pearl", based on the life of Pearl Bailey, which received five ADULCO nominations. He has directed and choreographed shows at CAP 21, Roy Arias Theater, The Producer's Club, National Black Theater, the Shabazz Center, The Broadway Comedy Club, the Damrosh Park and Amphitheatre at Lincoln Center.

Marketing Plan

Theatre in New York is Back to Normal

Attendance levels of Broadway shows for the 2022-23 season were 91 percent of where they were at the same time before the pandemic.

Target Market Data

Over 12 million people paid to attend theatre productions in New York City last year. Women represented 68% of the audience and tourists represented 70% of the theatre-goers. We will target these two demographics – women and tourists.

We Will Use Targeted Social Media Marketing

Our producers have put together an extensive social media network that includes over 30,000 emails of people who purchased tickets to New York musical theatre. These emails will offer them $69 tickets for the discount price of $39 and be targeted to women and tourists.

Prime Location

The show will be produced in an historic Off-Broadway theatre, the Actor's Temple Theatre, which has a great location in the Broadway Theatre District at 47th Street and 8th Avenue, one block from Times Square and the TKTS discount ticket booth. The 175-seat theatre has an 80-year tradition of presenting highly entertaining and commercially successful musicals.

Financial Highlights

Investors Will Share in Net Profits
Investors receive 100% of net profits until reimbursed 100% of their original investment; after which point the share of net profits decreases to 50%.

Investors Will Share in Subsidiary Rights
After 28 performances Off-Broadway, the investors will share in income streams from a movie, cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, television, digital media and streaming rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

Investors Will Share in a Potential Franchise
The movie screenplay for "Marilyn Exposed" has been written as have the stories for its two sequels, "Jayne Exposed" (Jayne Mansfield) and "Grace Exposed" (Grace Kelly).

Contact: info@marilynexposed.com